Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (305) 865-3430
Email: michael@mySEClawyer.com

December 17, 2010

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Harmony Metals, Inc.
Registration Statement on Form S-1
Filed November 5, 2010
File No.  333-170408

Dear Sir or Madam:

On behalf of Harmony Metals, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of December 2, 2010 to Mr. Patrick A. Norton, Chief Executive Officer and President.  Enclosed herewith please find Amendment No. 1 (the “Amendment”) to the Form S-1 Registration Statement of the Company, which has been marked to show the changes made to the filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

General

1.
The Company acknowledges the staff comment that the Company refers to Sahej Holdings, its majority shareholder, as a “co-founder” in the “Recent Sales of Securities” section and in Note 3 to the Company’s financial statements, and, therefore, it seems that Sahej Holdings, Inc. may be a promoter under the definition of promoter found in Rule 405 of the Securities Act and to provide the disclosures under Item 401(g) and Item 404(c) of Regulation S-K regarding Sahej Holdings or tell the staff why it is not appropriate to do so.  The Company wishes to inform the staff that the reference to Sahej Holdings as a “co-founder” was an attorney scrivener’s error and that Sahej Holdings, Inc. is not involved in any activities under the definition of “promoter” found in Rule 405 of the Securities Act.  In the Amendment, the reference to Sahej Holdings as a “co-founder” has been removed.

United States Securities
   and Exchange Commission
December 17, 2010

Prospectus Cover Page

2.
The Company acknowledges the staff comment that the Company intends to sell its shares of Series A Convertible Preferred Stock at a price of $10.00 per share and to revise the cover page of the prospectus and the remainder of the Registration Statement to clearly state that it will sell the shares at a fixed price for the duration of the offering.  The Company has complied with the staff comment by amending the cover page of the prospectus and the remainder of the Registration Statement stating that it intends to sell the shares at a fixed price of $10.00 per share for the duration of the offering.

3.
The Company acknowledges the staff comment to indicate that its auditors have issued a going concern opinion.  The Company has complied with the staff comment by amending the cover page of the prospectus to state that the Company’s auditors have issued a going concern opinion.

4.
The Company acknowledges the staff comment to clearly state the Company will not be placing any of the funds in an escrow account and, as result, any creditors of the Company may be able to gain access to the funds.  The Company has complied with the staff comment by stating on the prospectus cover page that the Company will not be placing any of the funds from the offering in an escrow account and, as result, any creditors of the Company may be able to gain access to the funds.

Prospectus Summary, page 2

The Offering, page 3

5.
The Company acknowledges the staff comment to explain in an appropriate place the reason why the Company has determined to offer shares of Series A Convertible Preferred Stock, as opposed to shares of Common Stock, and to highlight any material differences between these classes of stock, including that the Series A Convertible Preferred Stock’s has a liquidation preference.  The Company has complied with the staff comment by adding a caption in “The Offering” section to highlight the material differences between both classes of stock, and including an explanation next to the caption “Securities Offered” for the reasons why the Company has determined to offer shares of Series A Convertible Preferred Stock, as opposed to shares of Common Stock.

United States Securities
   and Exchange Commission
December 17, 2010

Prospectus Summary, page 2

6.
The Company acknowledges the staff comment to state, where the Company discusses the amount of dividends that may be paid on the Series A Convertible Preferred Stock, if true, that the terms of such stock do not require that a fixed amount be payable to holders in the event a dividend is declared and that there is no preference associated with the issuance of dividends on the Series A Convertible Preferred Stock.  The Company has complied with the staff comment by stating next to the caption entitled, “Dividends”, that, with respect to the Series A Convertible Preferred Stock, a fixed amount is not required to be paid to the holders in the event a dividend is declared and that there is no preference associated with the issuance of dividends on such shares.

7.
The Company acknowledges the staff comment to clarify, if true, where the Company discusses Voting Rights, that holders of Series A Convertible Preferred Stock vote on the same matters as holders of common stock and that there are no limited voting rights associated with the Series A Convertible Preferred Stock.  The Company has complied with the staff comment by stating next to the caption entitled, “Voting Rights”, that, with respect to the Series A Convertible Preferred Stock, such holders vote on the same matters as holders of common stock and that there is no limitation on voting rights associated with the Series A Convertible Preferred Stock.  An identical statement has also been added under "Description of Series A Convertible Preferred Stock - Voting Rights" on page 32 of the Amendment.

Risk Factors, page 5

8.
The Company acknowledges the staff comment to add a risk factor that discloses that Sahej Holdings, Inc. currently owns 85.3% of the outstanding shares, the effect that its ownership has on the control of the Company and the amount of shares the Company must sell in this offering in order for Sahej Holdings, Inc. to own less than a majority of the outstanding shares.  The Company has complied with the staff comment by adding the risk factor, “[s]ubstantial voting power is concentrated in the hands of our majority shareholder . . .”, which discloses that Sahej Holdings, Inc. currently owns 85.3% of the outstanding shares, the effect that its ownership has on the control of the Company and the amount of shares the Company must sell in this offering in order for it to own less than a majority of the outstanding shares.

We have no arrangements or resources of additional capital and may have . . ., page 6

9.
The Company acknowledges the staff comment to revise the above-referenced risk factor to quantify the amount of additional financing the Company will need to sustain its business operations.  The Company has complied with the staff comment by revising this risk factor to quantify the amount of additional financing the Company will need to sustain its business operations.

United States Securities
   and Exchange Commission
December 17, 2010

If a market for our common stock does not develop, shareholders . . . , page 7

10.
The Company acknowledges the staff comment to revise the above-referenced risk factor and throughout the prospectus, including the “Resale of our Shares” section on page 33 of the original filing, to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on behalf of the Company in order to make a market for the common stock and there is no guarantee that the Company will be able to find a market maker willing to file an application on its behalf. The Company has complied with the staff comment by adding the requested clarifying statement to this risk factor and throughout the prospectus.

If our shares are quoted on the Over-The-Counter Bulletin Board, we will . . ., page 8

11.
The Company acknowledges the staff comment to revise the above-referenced risk factor to clarify that the Company is required to remain current in its filings with the SEC, as applicable, whether or not the Company is quoted on the Over-The-Counter Bulletin Board, as a result of this registration statement being declared effective.  The Company has complied with the staff comment by adding the requested clarifying statement to this risk factor.

Forward-Looking Statements, page 9

12.
The Company acknowledges the staff comment that the Company states as follows:  “you should not place undue reliance on the forward-looking statements . . .” and to revise the filing to eliminate any inference that one cannot rely on these forward-looking statements or elaborate upon the Company’s disclosure to explain why the Company believes placing “undue reliance” on these statements might be inappropriate.  The Company has complied with the staff comment by removing the statement “[y]ou should not place undue reliance on the forward-looking statements included in this prospectus, whether as a result of new information or future events or otherwise”.  The Company has also removed in the Amendment any statement inferring that one cannot rely on the forward-looking statements.

Use of Proceeds, page 9

13.
The Company acknowledges the staff comment that the Company states it is conducting this offering to create a public market for its common stock and facilitate its access to the public equity markets and to clarify how this offering creates a public market for the common stock and facilitates its access to the public equity markets or, alternatively, to delete these statements.  The Company has complied with the staff comment by deleting these statements.

United States Securities
   and Exchange Commission
December 17, 2010

14.
The Company acknowledges the staff comment to disclose the approximate amount the Company intends to use for each of the purposes it sets forth in the “Use of Proceeds” section, if it receives 25%, 50%, 75% or the maximum proceeds from the offering and the order of priority.  The Company has complied with the staff comment by disclosing the approximate amount it intends to use for each of the purposes it sets forth in the “Use of Proceeds” section, if it receives 25%, 50%, 75% or the maximum proceeds from the offering and the order of priority.

15.
The Company acknowledges the staff comment regarding “Potential Employment Agreement and Benefits” on page 25, that the Company states following receipt of the net proceeds of the offering, it may compensate its executive officers and to revise the “Use of Proceeds” section to also identify this as a reason for the offering and, if the Company has decided on a specific amount or range of cash compensation for its executive officers, to also disclose the amount or range.  The Company has complied with the staff comment by disclosing in the “Use of Proceeds” section that the Company intends to compensate its executive officers with the proceeds of the offering and the amount of such compensation is disclosed in this section.

Determination of Offering Price, page 11

16.
The Company acknowledges the staff comment to disclose the factors it considered in determining the Series A Convertible Preferred Stock conversion price and conversion ratio. The Company has complied with the staff comment by disclosing in this section the factors it considered in determining the Series A Convertible Preferred Stock conversion price and conversion ratio.

Dilution, page 13

17.
The Company acknowledges the staff comment to add a discussion of the potential dilution to shareholders if the Company sells 50% and 25% of the intended offering.  The Company has complied with the staff comment by revising the section to also disclose the potential dilution to shareholders if the Company sells 50% and 25% of the intended offering.

Selected Financial Data, page 14

18.
The Company acknowledges the staff comment that the disclosure provided in this section appears to be the same as the disclosure provided on page 4 of the original filing with respect to Summary Financial Data and to ensure that the Company has complied with Items 301 and 302 of Regulation S-K.  The Company wishes to inform the staff that it has decided to remove the Selected Financial Data disclosure from the filing, because the Company meets the definition of a “smaller reporting company”, as defined by § 229.10(f)(1), and, accordingly, it is not required to provide the Selected Financial Data and Summary Financial Information disclosures pursuant to Items 301(c) and 302(c) of Regulation S-K.

United States Securities
   and Exchange Commission
December 17, 2010

Management’s Discussion and Analysis of Financial Condition and Results . . . ., page 15

19.
The Company acknowledges the staff comment to revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to discuss in greater detail the Company’s plan of operations for the next twelve months, including detailed milestones and the time frame for implementing each milestone by referring to Item 303 of Regulation S-K, Question 110.01 of the Compliance and Disclosure Interpretations at Regulation S-K and SEC Release 33-8350.  The Company has complied with the staff comment by revising this section to discuss in greater detail the Company’s plan of operations for the next twelve months, including detailed milestones and the time frame for implementing each milestone.

20.
The Company acknowledges the staff comment noting the Company’s indication that it will require a minimum of $50,000 of available capital to support its operations for the next 12 months and to revise the disclosure to clarify how it intends to allocate this capital and to state whether the Company will require this amount to cover the costs of staying in business or if the Company requires any or all of this amount to expand its business.  The Company has complied with the staff comment by revising this section to clarify how it intends to allocate the capital from this offering, including compensation to its executive officers and stating whether the Company requires this amount to cover the costs of staying in business or expanding its business.

Results of Operations, page 15

21.
The Company acknowledges the staff comment to discuss the cost of sales and general, selling and administrative expenses during the period from October 19, 2009 through September 30, 2010.  The Company has complied with the staff comment by discussing the cost of sales and general, selling and administrative expenses during this period.

Going Concern, page 16

22.
The Company acknowledges the staff comment to discuss the facts and circumstances that led to the accountant’s conclusion and management’s viable plans to overcome this uncertainty and that the discussion of management’s plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in the filing.  The Company has complied with the staff comment by adding a discussion of the facts and circumstances that led to the accountant’s conclusion and management’s viable plans to overcome this uncertainty, including a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in the filing.

United States Securities
   and Exchange Commission
December 17, 2010

Liquidity and Capital Resources, page 16

23.
The Company acknowledges the staff comment to disclose in this section how long the Company can satisfy its cash requirements in light of its cash on hand, including whether it will have to raise additional funds in the next twelve months.  The Company has complied with the staff comment by disclosing in this section how long the Company can satisfy its cash requirements in light of its cash on hand, including whether it will have to raise additional funds in the next twelve months.

Description of Business, page 19

24.
The Company acknowledges the staff comment to explain in an appropriate place in this discussion how it plans to sell its products and advertise or market products for sale, in light of the fact that the Company does not maintain a web-site and also to clarify whether the property discussed on page 20 is where the Company manufactures products, maintains office space and/or if it is utilized for retail space.  The Company has complied with the staff comment by disclosing in the “Sales and Marketing” section how it plans to sell its products and market its products for sale, and by clarifying whether the property discussed in “Description of Property” on page 20 in the original filing is where the Company manufactures products, maintains office space and/or utilizes it for retail space.

Principal Products, page 19

25.
The Company acknowledges the staff comment to explain the products included in the Company’s “lifestyle accessories”.  The Company has complied with the staff comment by disclosing in this section the products included in the Company’s “lifestyle accessories”.

26.
The Company acknowledges the staff comment that the Company states that its sells it products at price points that reflect the market price of the base materials plus a price mark-up and to disclose the how the Company will determine the price of the mark-up.  The Company has complied with the staff comment by disclosing in this section how the Company determines the price of the mark-up.

United States Securities
   and Exchange Commission
December 17, 2010

Inventory and Raw Materials, page 19

27.
The Company acknowledges the staff comment that the Company states that it is not constrained in its purchases by any contracts with any suppliers and to disclose whether the Company has any contracts with manufacturers and distributors of the raw materials its uses and if so, to discuss the contract’s material terms.  The Company has complied with the staff comment by adding disclosure in this section that the Company does not have any contracts with manufacturers or distributors of the raw materials it uses.

28.
The Company acknowledges the staff comment to discuss the availability of the raw materials that it uses in its operations.  The Company has complied with the staff comment by discussing the availability of the raw materials that it uses in its operations in accordance with Item 101(h)(4)(v) of Regulation S-K.

Competition, page 20

29.
The Company acknowledges the staff comment that the Company states that it competes primarily with other jewelry designers and manufacturers of upscale jewelry selling to retail jewelry stores and to discuss the principal methods of competition, i.e., price, service, design.  The Company has complied with the staff comment by discussing the principal methods of competition in accordance with Item 101(h) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 21

30.
The Company acknowledges the staff comment to disclose the business experience of Mr. Roudy Ambroise since July 2010.  The Company has complied with the staff comment by disclosing the business experience of Mr. Roudy Ambroise since July 2010.

Involvement in Certain Legal Proceedings, page 23

31.
The Company acknowledges the staff comment to revise this section to provide the disclosure that is responsive to the requirements of newly-amended Item 401(f) of Regulation S-K, including disclosure that covers the past ten years rather than the past five years and addresses all of the legal proceedings identified in Item 401(f) of Regulation S-K.  The Company has complied with the staff comment by providing the disclosure that is responsive to the requirements of Item 401(f) of Regulation S-K, including disclosure that covers the past ten years.

United States Securities
   and Exchange Commission
December 17, 2010

Executive Compensation, page 23

Summary Compensation Table, page 25

32.
The Company acknowledges the staff comment to provide additional disclosure to explain how the Company determined to pay Mr. Norton a $600 salary for the last fiscal year, noting that the Company indicaties it has no employment agreements with its executive officers, however, it being unclear how this amount was arrived at and whether it constitutes his annual salary going forward.  The Company has complied with the staff comment by disclosing in this section how the Company determined to pay Mr. Norton a $600 salary for the last fiscal year and whether it constitutes his annual salary going forward.

Director Compensation, page 26

33.
The Company acknowledges the staff comment to revise the table to add a footnote confirming that the dollar amount reflected in this table constitutes the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The Company has complied with the staff comment by adding a footnote confirming that the dollar amount reflected in this table constitutes the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Description of Capital Stock, page 28

Other Rights, page 28

34.
The Company acknowledges the staff comment that the Company states in this section and in the “Description of Series A Convertible Preferred Stock” section that all shares of common stock issued by the Company in this offering will be “fully paid and non-assessable” and it is unclear to the staff how the Company can make these determinations now when the shares have yet to be offered or issued, and to revise these sections to remove these statements or advise accordingly.  The Company has complied with the staff comment by removing the statements in the Amendment.

Subscription Agreement, page 35

35.
The Company acknowledges the staff comment to file the subscription agreement as an exhibit to the filing, rather than including it in the body of the prospectus.  The Company has complied with the staff comment by removing the subscription agreement from the body of the prospectus and including it as an exhibit to the filing.

United States Securities
   and Exchange Commission
December 17, 2010

Recent Sales of Unregistered Securities, page II-2

36.
The Company acknowledges the staff comment that the Company states in this section that each offer and sale of its securities was made in reliance on Section 4(2) of the Securities Act or Regulation D and for those sales that were made pursuant to Regulation D to explain why a Notification on Form D has not been filed with the SEC.  The Company hereby confirms that the reference to “Regulation D” in this section was an attorney scrivener’s error and that such reference has been removed from this section.  The Company hereby confirms that all offers and sales of securities referred to in this section have been made in reliance on Section 4(2) of the Securities Act.

Power of Attorney, page II-5

37.
The Company acknowledges the staff comment to explain what is meant by “new registration statements”, as the disclosure is not clear if the reference to “new registration statements” means only Rule 462(b) registration statements.  The Company wishes to advise the staff that the reference to “new registration statements” means only Rule 462(b) registration statements and such reference has been removed from the Power of Attorney included in the Amendment.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman
Michael H. Hoffman, Esq.

Enclosure